Exhibit 99.1

Apollomics Highlights Clinical Progress and Reports Full Year 2023 Financial Results

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Continued clinical and regulatory progress for the vebreltinib (APL-101) registration-enabling program
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Completed patient enrollment for the uproleselan (APL-106) Phase 3 bridging study in China – topline data expected in the first half of 2025
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$37.8 million in cash, cash equivalents and money market funds as of December 31, 2023, with a cash runway through first quarter 2025
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Management to host conference call today, Thursday, March 28, 2024 at 8:30 a.m. ET

FOSTER CITY, CALIF. – March 28, 2024 – Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a late- stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, today announced financial results for the full year ended December 31, 2023, and highlighted progress of its pipeline.

“2023 was a year of significant accomplishment as we advanced the vebreltinib registrational program for the treatment of specific patient populations with non-small cell lung cancer (NSCLC) and other solid tumors with MET dysregulation. In addition, we finished patient enrollment for our Phase 3 bridging study in China for uproleselan and made progress in the development of other product candidates,” said Guo-Liang Yu, Ph.D., Chairman and Chief Executive Officer of Apollomics. “We remain on track to generate key clinical data across our pipeline and, given the data to date, are optimistic about the outcomes.”

Pipeline Update

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Vebreltinib (APL-101) – a highly specific cMet inhibitor for the treatment of non-small cell lung cancer (NSCLC) and other solid tumors with cMet dysregulation
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In February 2024, the Company had a productive meeting with the U.S. Food and Drug Administration (FDA) on clinical data requirements for a potential New Drug Application (NDA) for vebreltinib for the treatment of patients with NSCLC with Met Exon 14 skipping mutation, during which interim results from the SPARTA and KUNPENG studies were included. These results are comprised of 107 NSCLC patients with centrally confirmed Met Exon 14 skipping mutation, including 71 treatment-naïve and 36 previously treated patients with no prior MET inhibitor and no immune checkpoint inhibitor treatment immediately prior to vebreltinib. In the 71 treatment-naïve NSCLC patients with Met Exon 14 skipping mutation (36 from SPARTA and 35 from KUNPENG), the objective response rate (ORR) was 66.2% (95% confidence interval (CI) 54.0, 77.0), supported by median duration of response (mDOR) of 16.5 months (95% CI 9.2, 23.0). In the 36 previously treated patients (19 from SPARTA and 17 from KUNPENG), ORR was 61.1% (95% CI 43.5, 76.9) with mDOR of 16.7 months.
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An updated efficacy analysis by gene copy number (GCN) subgroup continues to show similar vebreltinib activity in the treatment of NSCLC patients with Met Exon 14 skipping mutation regardless of overlapping Met amplification: in the absence of overlapping c-Met amplification (GCN<4) with ORR of 67% (n=86) in a pooled analysis of patients from SPARTA and KUNPENG. In treatment naïve patients with GCN<4, ORR was 64.3% (n=28) in SPARTA and ORR was 71.4% (n=28) in KUNPENG.
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Based on the February 2024 meeting with the FDA, the Company will continue to enroll in these SPARTA cohorts and will review additional information on patients from the SPARTA and KUNPENG trials with the FDA. The Company intends to analyze data after all patients have achieved a 12-month follow up period, and thereby to support a traditional approval.
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Based on discussions with the FDA, the Company believes that pretreated NSCLC patients with c-Met amplification remain an unmet medical need and that the preliminary data presented could represent an improvement over available therapy. The Company will continue enrollment in the SPARTA cohort to increase the precision around the point estimate for ORR and provide geographic diversity for the purpose of accelerated approval of an NDA to potentially support a marketing authorization based on the single arm trial results from KUNPENG and SPARTA for this indication. We expect enrollment of these incremental patients in SPARTA will continue into 2025. If results are positive, the Company could potentially submit an NDA in 2026 to seek accelerated approval of vebreltinib as a second-line treatment for NSCLC patients with c-MET amplification.
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Based on discussion with the FDA, the Company believes PTPRZ1-MET fusion-positive high-grade glioma is a serious illness with an unmet medical need. The Company expects to analyze additional epidemiologic information on high grade glioma with PTPRZ1-MET fusion and more detailed information from the Phase 2/3 study completed by Beijing Avistone Pharmaceuticals Biotechnology Co., Ltd (Avistone), Apollomics’ partner in China, to determine if this study, supported by data from the SPARTA study, could be supportive of a marketing authorization for this indication in the U.S.

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Uproleselan (APL-106) – an E-selectin inhibitor as an adjunct to chemotherapy in acute myeloid leukemia (AML) treatment with Breakthrough Therapy designation
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The Company completed enrollment in the 140-patient Phase 3 bridging study for uproleselan in relapsed or refractory acute myeloid leukemia (r/r AML) in China. We expect topline data from this event-driven study in the first half of 2025.
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GlycoMimetics, Apollomics’ partner in the U.S., expects topline results from its pivotal Phase 3 study of uproleselan in r/r AML in the second quarter of 2024.

Business Highlights

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Focus on vebreltinib and uproleselan: In January 2024, Apollomics prioritized the development of vebreltinib and uproleselan, and has taken a number of cost-saving measures. As a result, Apollomics believes that its current capital resources will fund planned operations through the first quarter of 2025.
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Expands leadership team: In March 2024, Matthew Plunkett, Ph.D., was appointed as Chief Financial Officer. Dr. Plunkett brings to Apollomics over 25 years of strategic and financial experience within the biopharmaceutical sector, including extensive fundraising and corporate development expertise.

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Debuted as a publicly traded targeted oncology company: On March 29, 2023, Apollomics completed its business combination with Maxpro Capital Acquisition Corp. Apollomics’ Class A ordinary shares and public warrants began trading on March 30, 2023, on the Nasdaq Capital Market under the symbols "APLM" and “APLMW”, respectively.

Full Year 2023 Financial Results

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Cash, cash equivalents, bank deposits and money market funds as of December 31, 2023 were $37.8 million, compared with $58.9 million as of December 31, 2022. In March 2023, the Company raised $23.7 million in a private placement in public equity (PIPE) financing, before transaction expenses. Based on current projections, the Company believes its cash position is sufficient to fund planned operations through the first quarter of 2025.
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Research and development (R&D) expenses were $34.2 million, including stock-based compensation of $5.9 million, for full 2023 year, compared to $35.4 million, including stock-based compensation of $2.4 million, for full year 2022.
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General and administrative (G&A) expenses were $20.6 million, including stock-based compensation of $6.8 million, for full 2023 year, compared to $9.9 million, including stock-based compensation of $0.6 million, for full year 2022.
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The increase in G&A expenses was primarily from administrative expenses related to the business combination, directors’ and officers’ insurance as a result of being a publicly listed company and an increase in employee stock-based compensation.
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Net loss for the full 2023 year was $(172.6) million, or $(2.32) per diluted share, compared with a net loss of $(240.8) million, or $(8.44) per diluted share, for full year 2022. Net loss includes a non-cash expense for change in fair value of convertible preferred shares of $76.4 million in 2023 and $189.6 million in 2022, and includes expenses related to capital markets activities of $46.0 million in 2023 and $6.6 million in 2022.

Full Year 2023 Financial Results Conference Call

Apollomics’ management team will host a conference call and webcast Thursday, March 28, 2024 at 8:30 a.m. ET to discuss the financial results and provide a corporate update.

A live webcast will be available at https://ir.apollomicsinc.com/news-events/events.

Participants may also pre-register any time before the call here. Once registration is completed, participants will be provided a dial-in number with a personalized conference code to access the call. Please dial 15 minutes prior to the start time.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics currently has a pipeline of nine drug candidates across multiple programs, six of which are currently in the clinical stage of development. Apollomics’ lead programs include vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, and uproleselan (APL-106), a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia. For more information, please visit http://www.apollomics.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, are forward-looking statements. When used in this press release, the words “potential,” “could,” “should,” “will,” “may,” “believe,” “estimate,” “expect,” “look,” “forward,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Apollomics cautions you that its forward-looking statements are subject to unknown risks and uncertainties that could cause actual results to differ materially from those indicated in the Company’s forward-looking statements, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect intellectual property, and the risk of litigious claims, proceedings, litigation or other types of disputes related to Apollomics’ business, licenses or intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2023, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) on March 28, 2024, under the heading “Risk Factors” and the other documents filed, or to be filed, by the Company with the SEC. Additional information concerning these and other factors that may impact the Company can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by the Company. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

CONTACTS

Investor Relations

Peter Vozzo ICR Westwicke

Peter.Vozzo@westwicke.com

+1-443-213-0505

Media Relations

Sean Leous ICR Westwicke

Sean.Leous@westwicke.com

+1-646-866-4012

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(All amounts in thousands of $, except for per share data)

	Years Ended December 31,
	2021	2022	2023
	$	$	$
Other income	1,054	1,447	1,217
Other gains (losses)	36	(829)	1,191
Fair value change of financial assets at fair value through profit and loss (“FVTPL”)	2	323	821
Fair value change of financial liabilities at FVTPL	—	—	1,597
Fair value change of convertible preferred shares	(37,424)	(189,646)	(76,430)
Research and development expenses	(35,568)	(35,457)	(34,193)
Administrative expenses	(15,291)	(9,947)	(20,641)
Impairment loss of intangible asset	(3,000)	—	—
Finance costs	(83)	(93)	(150)
Other expense	(4,522)	(6,608)	(46,003)
Loss before taxation	(94,796)	(240,810)	(172,591)
Income tax expenses	(1)	(1)	(10)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company	(94,797)	(240,811)	(172,601)
Loss per share
Basic and diluted ($)	(3.37)	(8.44)	(2.32)

APOLLOMICS INC.

CONDENSED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of $)

	As of December 31,
	2022	2023
	$	$
Non-current assets
Plant and equipment, net	$485	$161
Right-of-use assets	991	425
Intangible assets	14,778	14,757
Rental deposits	124	119
Time deposits with maturity greater than twelve months	4,307	—
Total non-current assets	20,685	15,462
Current assets
Deposits, prepayments and deferred expenses	1,176	2,108
Financial assets at fair value through profit and loss ("FVTPL")	19,067	5,761
Time deposits with maturity less than twelve months	2,872	—
Cash and cash equivalents	32,675	32,056
Total current assets	55,790	39,925
Total assets	76,475	55,387
Current liabilities
Other payables and accruals	11,675	9,162
Short term bank loans	—	4,236
Financial liabilities arising from unvested restricted shares	68	—
Lease liabilities, current portion	614	158
Total current liabilities	12,357	13,556
Net current assets	43,433	26,369
Total assets less current liabilities	64,118	41,831
Non-current liabilities
Lease liabilities, noncurrent portion	377	267
Warrant liabilities at FVTPL	—	330
Convertible preferred shares	511,861	—
Total non-current liabilities	512,238	597
Net assets (liabilities)	$(448,120)	$41,234
Equity
Share capital	41	9
Treasury shares	(68)	—
Share premium	12,279	661,474
Reserves	14,228	26,716
Accumulated losses	(474,600)	(646,965)
Total equity (deficit)	$(448,120)	$41,234